

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-Mail
Larry Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, California 92656

> **Re:** **The New Home Company LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2013**
> **File No. 333-189366**

Dear Mr. Webb:

We have reviewed your amendment and your letter dated June 26, 2013, and we have the following comment.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61</u>

<u>Three Months Ended March 31, 2013 compared to Three Months Ended March 31, 2012, page 64</u>

1. We note the disclosures you provided in response to comment 1 in our letter dated June 21, 2013. Please expand these disclosures to explain the factors that resulted in cost of home sales as a percentage of home sales to decline. If there are multiple factors that contributed to the decline, please quantify the extent to which each factor contributed to the decline. Please refer to Item 303(a) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail